Exhibit 99.2

Nevada Geothermal  Issues Full  Notice to

Proceed to Ormat for the

Blue Mountain Faulkner 1 Power Plant

VANCOUVER, B.C., September 4, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) and Ormat Technologies Inc. (NYSE: ORA) announced today that NGP Blue Mountain 1 LLC (NGP 1) has issued a Full  Notice to Proceed (FNTP) under its fixed-price, date-certain engineering, procurement and construction (EPC) contract  with Ormat Nevada Inc. to supply and construct the Phase 1 49.5 MW gross ‘Faulkner 1’ geothermal power plant at Blue Mountain, Nevada.

Ormat has completed the engineering and design and started procurement of certain plant components under Limited Notices to Proceed (LNTP) which have been in place since February 2008. Site work will commence immediately. Under the EPC contract, Ormat guarantees to achieve substantial completion no later than December 31, 2009.

“Ormat is a recognized world leader in the geothermal industry and with Ormat’s expertise in the construction of binary geothermal power plants, we are supremely confident that NGP’s Blue Mountain ‘Faulkner 1’ geothermal power plant will be up and running at the end of  December 2009. We appreciate Ormat’s cooperation through the financing process,” stated Brian Fairbank, President and CEO of NGP.

“We are happy that NGP was able to finalize and secure the financing of this project that enables the issuance of the Full Notice to Proceed to Ormat and are looking forward for a successful completion of the project as scheduled”, said Dita Bronicki, CEO of Ormat Technologies Inc.

Blue Mountain is located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada.  The electric power generated by Faulkner 1 will be sold to Nevada Power Company under a 20-year Power Purchase Agreement.

About Ormat Technologies

Ormat Technologies, Inc. is a vertically integrated company primarily engaged in the geothermal and recovered energy power business. The Company designs, develops, builds, owns and operates geothermal and recovered energy-based power plants. Additionally, the Company designs, manufactures and sells geothermal and recovered energy power units and other power generating equipment, and provides related services. Ormat products and systems are covered by more than 70 patents. Ormat currently operates the following geothermal and recovered energy-based power plants: in the United States - Brady, Heber, Mammoth, Ormesa, Puna, Steamboat and OREG 1; in Guatemala – Zunil and Amatitlan; in Kenya - Olkaria; and in Nicaragua - Momotombo.

About Nevada Geothermal Power

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP owns a 100% leasehold interest in four properties: Blue Mountain that is expected to commence power generation late 2009, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

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Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Ormat Technologies Contact: Dita Bronicki CEO +1-775-356-9029 dbronicki@ormat.com	Investor Relations Contact: Todd Fromer/ Marybeth Csaby KCSA Strategic Communications 212-896-1214 (Todd) / 212-896-1236 (Marybeth) tfromer@kcsa.com/mcsaby@kcsa.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Ormat’s Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Ormat’s plans, objectives and expectations for future operations and are based upon its management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see "Risk Factors" as described in Ormat Technologies, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2008.